NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 1, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Barclays PLC, under the Exchange Act of 1934:

- 2.279% Fixed Rate Resetting Senior Callable Notes due 2027
- 2.894% Fixed Rate Resetting Senior Callable Notes due 2032
- 3.330% Fixed Rate Resetting Senior Callable Notes due 2042

Sincerely,



An Intercontinental Exchange Company